Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 23, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

In compliance with the provisions set forth by the Argentine National Securities Commission, we write in order to inform you that the Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on September 22, 2020 at 11:14 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was held via Microsoft Teams videoconferencing technology and was attended by 37 shareholders of the Company (the “Shareholders”), of which four were present in person and 33 were represented by proxy. The Shareholders represented 281,221,650 class “A” ordinary shares, each such share entitled to five votes, which represented both a capital stock value of Ps.281,221,650 and 1,406,108,250 votes, and 849,483,929 class “B” ordinary shares, each such share entitled to one vote, which represented a capital stock value of Ps.849,483,929. The class “A” and class “B” ordinary shares represented at the Meeting constituted a quorum of 79.25%.

The Meeting was held in accordance with the requirements established by Argentine Securities Exchange Commission’s general resolution 830/2020. Additionally, the Meeting was attended by the Mr. Rodrigo Zárate of the Argentine Securities Exchange Commission and Mr. Alejandro Romano of the Buenos Aires Stock Exchange.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, a summary of the resolutions adopted with respect to each item of the agenda of April 28, 2020 Shareholders’ Meeting (the “Agenda”) is provided below:

1) FIRST ITEM OF THE AGENDA: “Consideration for holding the Shareholders’ Meeting by using appropriate videoconferencing systems and the appointment of two shareholders to sign the minutes of the Meeting”:

Prior to appointing the appropriate shareholders to sign the minutes of the Meeting, the Company authorized that the Meeting be conducted remotely, via use of applicable Microsoft Teams videoconferencing systems. The Shareholders subsequently approved that the following shareholders sign the minutes of the Meeting: Mr. Facundo Sarrabayrouse and Mr. Juan Manual Sarrabayrouse, as shareholders of the Company, and the shareholder representative of Anses, Paola Rolotti, on a voluntary basis.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

2) SECOND ITEM OF THE AGENDA: “Consideration of the partial cancellation of the Discretionary Reserve for future Dividend distributions in the amount of Ps.1,700,000,000 and the making of a Cash Dividend Distribution in the amount of Ps.1,700,000,000”:

The Shareholders approved the partial cancellation of the Discretionary Reserve for future Dividend distributions, which amounted to Ps.1,700,000,000, and they making of a corresponding cash dividend in the amount of Ps.1,700,000,000.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com